KJ 3/19

SECURITIE [barcode] ISSION

02019204

80 3/18/02

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SEC FILE NUMBER
8- 47651

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 13 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Agincourt Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 International Centre, 26 Bermudian Road
(No. and Street)

Hamilton, HM 11 (City) Bermuda (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Walston 805-899-3949
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WISS & Company Certified Public Accountants, L.L.P.
(Name — *if individual, state last, first, middle name*)

125 Half Mile Road (Address) Red Bank (City) NJ (State) 07701 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Love [redacted], swear (or affirm) that, to the best of my knowledge and [redacted] accompanying financial statement and supporting schedules pertaining to the firm of Agincourt, Ltd. [redacted], as of December 31, 2001, ~~19~~---, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

DAWN MALFETTI
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JAN. 2, 2006

Dawn Malfetti - 3/7/02
Notary Public

Signature

Chairman
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement ~~of Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGINCOURT, LTD

FINANCIAL REPORT

DECEMBER 31, 2001

AGINCOURT, LTD.

INDEX

WISS

Accountants.
Consultants.
Solutions.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Agincourt, Ltd.
Hamilton, Bermuda

We have audited the accompanying statement of financial condition of Agincourt, Ltd. (the "Company") as of December 31, 2001 and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agincourt, Ltd. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wiss & Company

WISS & COMPANY, LLP

Red Bank, New Jersey
February 20, 2002

AGINCOURT, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	US $ 17,152
	US $ 17,152

STOCKHOLDERS' EQUITY

COMMITMENTS AND CONTINGENT LIABILITIES	
STOCKHOLDERS' EQUITY:	
Class A Common Stock, US $1.00 par value, 12,000 shares authorized, issued and outstanding	US $ 12,000
Class B Common Stock, no par value, 228,000 shares authorized, issued and outstanding	50,000
Additional paid-in capital	124,334
Accumulated deficit	(169,182)
	17,152
	US $ 17,152

See accompanying notes to financial statements.

AGINCOURT, LTD.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

INCOME:	
Fee income	US $ 10,000
Interest	197
	10,197
EXPENSES:	
Professional fees	7,895
Compliance fees	12,243
Other operating expenses	11,067
	31,205
Loss before income taxes	(21,008)
Income taxes	-
NET LOSS	US $ (21,008)

See accompanying notes to financial statements.

AGINCOURT, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES -		
Net loss	US	$ (21,008)
CASH FLOWS FROM FINANCING ACTIVITIES -		
Additional paid-in capital		30,383
NET CHANGE IN CASH		9,375
CASH, BEGINNING OF PERIOD		7,777
CASH, END OF PERIOD	US	$ 17,152

See accompanying notes to financial statements.

AGINCOURT, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit
BALANCES at December 31, 2000	US $ 62,000	US $ 93,951	US $ (148,174)
Additional paid-in capital		30,383	
Net loss for the year ended December 31, 2001	-	-	(21,008)
BALANCES at December 31, 2001	US $ 62,000	US $ 124,334	US $ (169,182)

See accompanying notes to financial statements.

AGINCOURT, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of the Business – Agincourt, Ltd. (the "Company") is registered as a "securities broker or dealer" as defined in subsection (ii) of the Rule 15c3-1(a) under the Securities Exchange Act of 1934. The Company was incorporated in April 1994 under the laws of the Islands of Bermuda as a Bermuda exempted Company. The Company received its approval for membership in the National Association of Securities Dealers, Inc. ("NASD") in October 1994, and began business on October 1994. The Company is a Managing Broker-Dealer for Investors Guaranty Fund, Ltd. ("IGF"), seeking to identify candidate purchasers of Adjustable Rate Guaranteed Investment Agreements™ ("Adjustable Rate GIAs™") issued by IGF and to introduce those candidates to IGF. Although the Company has not recorded any securities-related revenue as of December 31, 2001, the Company has been engaged in securities related activities for which its registration with the NASD is required.

Cash – Cash is held in an interest-bearing checking account. The account requires a minimum balance of US $10,000 in the account to earn interest income.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The Company has established commission agreements with various sales finders on a contingency basis, such that payments will only be made upon completion of sales created by a sales finder.

Financial Instruments with Off-Balance-Sheet Risk – The Company is involved in activities related to securities transactions with commercial banks and other brokers and dealers. These activities may expose the Company to certain off-balance sheet and credit risks in the event a counterparty is unable to fulfill its contractual obligations.

In accordance with industry practice, brokers are not required to deliver cash or securities to the Company's clearing agent until settlement date, which is generally three business days after trade date. The Company is exposed to risk of loss should any counter-party to a securities transaction fail to fulfill its contractual obligations, and the Company is required to buy or sell securities at prevailing market prices.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had qualifying net capital of US $17,152 which was US $12,152 more than its required net capital of US $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was non-applicable.

AGINCOURT, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INCOME TAXES:

The Company is incorporated in the Islands of Bermuda, which does not have an income tax, therefore, there is no provision for income taxes.

NOTE 5 - RELATED PARTY TRANSACTIONS:

The majority shareholder contributed $30,083 in additional paid-in capital during the year ended December 31, 2001.

AGINCOURT, LTD.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL:	
Total stockholder's equity qualified for net capital	US $ 17,152
Deductions and/or changes:	
Non-allowable assets	-
Other	-
	17,152
Net capital before haircuts on:	
Securities positions	-
Security haircuts	-
NET CAPITAL	US $ 17,152
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required at 6 2/3 percent of aggregate indebtedness	US $ -
Minimum net capital requirement per Rule 15c3-1(a)(2)(vi)	US $ 5,000
Net capital requirement (greater of the two above)	US $ 5,000
Excess net capital	US $ 12,152
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	US $ -
Total aggregate indebtedness	US $ -
Ratio: Aggregate indebtedness to net capital	Not-applicable

AGINCOURT, LTD.

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)
AS OF DECEMBER 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION	
(included in Part IIA of Form X-17A-5 as of December 31, 2001:	
Net capital, as reported in Company's Part IIA	
(Unaudited) FOCUS report	US $ 17,152
Net capital per Schedule I above	US $ 17,152
Difference	US $ -

WISS

Accountants.
Consultants.
Solutions.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors
Agincourt, Ltd.
Hamilton, Bermuda

In planning and performing our audit of the financial statement of Agincourt, Ltd. for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by Agincourt, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WISS & COMPANY, LLP • 125 Half Mile Road, Red Bank, NJ 07701 • Tel 732.747.0500 • Fax 732.747.7700 • www.wiss.com
With offices in Livingston, NJ and New York, NY

Because of inherent limitations in any internal control or the practices and policies referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the shareholders, the Commission and other regulatory agencies which rely on Rule 17a-5(g) under Securities and Exchange Act of 1934 and should not be used for any other purpose.

Wiss & Company

WISS & COMPANY, LLP

Red Bank, New Jersey
February 20, 2002